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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           NeoMedia Technologies, Inc.
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                                 (NAME OF ISSUER)


                     Common Stock, $.01 par value per share
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                         (TITLE OF CLASS OF SECURITIES)


                                   64055 10 3
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                                 (CUSIP NUMBER)


                             Thomas A. Caneris, Esq.
                            Thompson Hine & Flory LLP
                                   Suite 1400
                                312 Walnut Street
                             Cincinnati, Ohio 45202
                                 (513) 352-6756
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               September 25, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.


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CUSIP NO. 64055 10 3                                           Page 2 of 5 Pages
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   1         NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                       George G. Luntz
                       11025 Reed Hartman Highway
                       Cincinnati, Ohio  45242
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   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) / /
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   3         SEC USE ONLY
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   4         SOURCE OF FUNDS
                       SC
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   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       / /
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   6         CITIZENSHIP OR PLACE OF ORGANIZATION
                       U.S.A.
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                                     7      SOLE VOTING POWER
           NUMBER OF                                  535,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                8      SHARED VOTING POWER
           OWNED BY                                   -0-
             EACH                   --------------------------------------------
           REPORTING                 9      SOLE DISPOSITIVE POWER
          PERSON WITH                                 535,000
                                    --------------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                                      -0-
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  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
                       535,000
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  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
             (11) EXCLUDES CERTAIN SHARES*                                   / /
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  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN
             ROW (11)
                       8.0%
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  14         TYPE OF REPORTING PERSON
                       IN
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ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the common stock, $.01 par value per share ("Common Stock") of NeoMedia Technologies, Inc. (the "Company"), 2201 Second Street, Suite 600, Fort Myers, Florida 33901.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) George G. Luntz (the "Shareholder"), whose business address is 11025 Reed Hartman Highway, Cincinnati, Ohio 45242. The Shareholder is employed by the Company as its Managing Director of migrations and year 2000 solutions.

         (d) The Shareholder during the last five (5) years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Shareholder during the last five (5) years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

                  On September 5, 1997, the Company closed a Stock Purchase Agreement dated August 30, 1997 (the "Agreement") to acquire all of the stock of Allegiant Legacy Solutions, Inc. ("ALS"). George Luntz and the Shareholder (collectively, the "Sellers") were the owners of all of the issued and outstanding shares of common capital stock of ALS. Pursuant to the Agreement, the Sellers exchanged all of their shares in ALS for an aggregate of 1,070,000 shares of Common Stock (or 535,000 shares of Common Stock each). Additionally, the Company made a stock option grant to the Shareholder pursuant to the Company's 1996 Stock Option Plan of an option to purchase 15,000 shares of Common Stock with an exercise price of $10.88 per share (the "Option"). The Option becomes exercisable in full on August 30, 1998 and terminates on August 29, 2007.


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ITEM 4.  PURPOSE OF TRANSACTION.

                  This Schedule 13D is being filed to report the Shareholder's acquisition of beneficial ownership of Common Stock pursuant to the Agreement.

                  The Shareholder intends to monitor the market for the Common Stock and may sell some or all of the Common Stock from time to time, depending on conditions. Such sales could be in one or more public or private transactions.

                  The Shareholder has no plans or proposals which relate to or would result in any of the following events:

                  (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.


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ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

                  (a) - (b). The Shareholder owns 535,000 shares (8.0%) of the Common Stock. The Shareholder has registration rights for the Common Stock. Additionally, the Shareholder owns an option to purchase 15,000 shares of Common Stock with an exercise price of $10.88 per share. The option does not vest until August 30, 1998, at which time it will vest in full. The option will terminate on August 29, 2007.

                  (c) Except as reported herein, the Shareholder has not effected any transactions in equity securities of the Company during the past sixty days.

                  (d)      None

                  (e)      Not Applicable

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The Shareholder is a party to the following agreements, all of which are discussed in Item 5 above:

                  1. Registration Rights Agreement dated September 25, 1997 relating to the Common Stock.

                  Other than as listed above, the Shareholder is not a party to any agreement with respect to any securities of the Company, including agreements with respect to the transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Registration Rights Agreement dated September 25, 1997.

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


Dated:  October 3, 1997                /s/ George G. Luntz
                                       -----------------------------------------
                                       George G. Luntz


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